T311

BB 3/4

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2003 WASH. D.C. 181

SI 03013492 COMMISSION 549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 52855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARINO CAPITAL PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive, Suite 830
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Marino (949) 729-4675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brenner, George, J.
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marino Capital Partners, as of December, 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RAINA HORN
COMM. # 1223350
Notary Public-California
Orange County
My Comm. Expires
JUNE 5, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On 02/26/2003 before me, Raina Horn, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Frank Marino,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

RAINA HORN
COMM. # 1223350
Notary Public-California
Orange County
My Comm. Expires
JUNE 5, 2003

WITNESS my hand and official seal.

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: "Oath or Affirmation"

Document Date: None Number of Pages: 01

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: Frank Marino

☐ Individual
☒ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: Marino Capital Partners

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
610 NEWPORT CENTER DRIVE, SUITE 830
NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Marino Capital Partners, Inc. formerly
NetCap Ventures, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Marino Capital Partners, Inc. formerly NetCap Ventures, Inc. as of December 31, 2002 and the related statements of income (loss), changes in shareholder's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Marino Capital Partners, Inc. formerly NetCap Ventures, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Marino Capital Partners, Inc. formerly NetCap Ventures, Inc. as of December 31, 2002 and the results of its operations, stockholder's equity, cash flows, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 10, 2003

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		
Checking		$ 7,267
Money market		462
Total cash		7,729
Clearing broker deposit		35,196
Securities		130
Accounts receivable - non allowable		51,053
Property and Equipment, at cost, net of accumulated depreciation of $18,254		71,142
Deposits		5,000
Other assets		3,046
TOTAL ASSETS		$ 173,296

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable		$ 30,458
Subordinated loan		40,000
TOTAL LIABILITIES		70,458
SHAREHOLDER'S EQUITY		
Common stock, $1.00 par value, 1,000,000 shares authorized; 339,000 shares outstanding	$ 339,000	
Paid-in capital	0	
Retained earnings (deficit)	(236,162)	
TOTAL SHAREHOLDER'S EQUITY		102,838
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 173,296

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Corporate finance fees	$ 130,903
Commissions	129,333
Unrealized gain (loss)	(28,575)
Loss on sale of assets	(4,149)
Interest income	232
TOTAL REVENUES	227,744
OPERATING EXPENSES - SCHEDULE PAGE 9	330,297
INCOME (LOSS) BEFORE TAX PROVISION	(102,553)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (103,353)

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	225,000	$ 225,000	$ (132,809)	$ 92,191
Contribution of Capital - Cash	114,000	114,000		114,000
Net Income (Loss)			(103,353)	(103,353)
Balance, December 31, 2002	339,000	$ 339,000	$ (236,162)	$ 102,838

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows Used In Operating Activities:	
Net income (loss)	$ (103,353)
Proceeds from sale of assets	1,496
Depreciation and amortization	12,511
Loss on sale of assets	4,149
Changes in operating assets and liabilities:	
Due from shareholder, officer	4,750
Accounts receivable	(24,270)
Deposits	1,155
Other assets	(3,176)
Accounts payable and accrued expenses	2,220
Net cash required by operating activities	(104,518)
Cash Flows Used In Operations	(104,518)
Cash Flows for Investing Activities:	
Clearing broker's deposit	(107)
Purchase of furniture and equipment	(10,021)
Total cash flows used for investing activities	(10,128)
Cash Flows from Financing Activities:	
Capital contributed	114,000
Shareholder, officer's loan	(20,248)
Total cash flows from financing activities	93,752
Net decrease in cash	(20,894)
Cash at beginning of the year	28,623
Cash at December 31, 2002	$ 7,729
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly NETCAP VENTURES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Marino Capital Partners, Inc. (the Company) formerly NetCap Ventures, Inc. was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The Company does not hold customers' funds or securities. Its principal business activity during the year 2002 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in Newport Beach, California with a representative in Virginia.

On November 29, 2002 the Company's name was changed from NetCap Ventures, Inc. to Marino Capital Partners, Inc. The Articles of Incorporation were correspondingly amended with the Office of the Secretary of State – California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Property and Equipment is being depreciated over estimated useful lives by the straight-line method of depreciation.

B. The Company receives, in the course of its investment banking activities, reimbursement for travel expenses. Some travel costs booked in 2001 were reimbursed in 2002 resulting in negative travel costs of $1,880.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002

NOTE 5 - PROVISION FOR INCOME TAX

The Company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately 227,000 which can be carried forward for 20 years to offset future income. The NOL is comprised as follows:

Year	Amount	Expires
2000	$ 64,000	2020
2001	60,000	2021
2002	103,000	2022
	$227,000	

For state purposes the loss can be carried forward for 5 years. There is an $800 minimum state tax.

NOTE 6 - COMMITMENTS

During the year the Company moved its facilities and is subleasing and occupying the new facilities with the lessor.

NOTE 7 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000. See page 10 for the net capital computation.

The $40,000 subordinated note due August 31, 2002 was rolled over but, inadvertently, not approved by the NASD. As a result, the Company was in a net capital deficiency position from August 31, 2002, maturity date of the old note until November 19, 2002, the date of the new subordinated loan agreement, effective November 30, 2002. The Subordinated loan agreement was approved by the NASD. There is no interest on the subordinated loan.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Marino Capital Partners, Inc. formerly
NetCap Ventures, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 10, 2003

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Consulting	$	92,956
Salaries - Leased employees		65,814
Rent		31,815
Commissions		30,964
Accounting		7,811
Auto		7,461
Computer - Internet/Website		4,178
Depreciation		12,511
Insurance		5,004
I.T. support service		9,510
Legal		15,780
Market data services		4,972
Meal expense		4,719
Office expense		6,717
Telephone		13,670
Travel		(1,880)
All other		18,295
	$	330,297

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 102,838
Subordinated debt	40,000
Non allowable assets	(130,241)
Haircut	(26)
NET CAPITAL	$ 12,571

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required at 6 2/3% of aggregate indebtedness	$ 2,030
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS NET CAPITAL	$ 7,571
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 9,527

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable and deferred income	$ 30,458
Percentage of aggregate indebtedness to net capital	242%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP VENTURES, INC.
NONALLOWABLE ASSETS
DECEMBER 31, 2002

NONALLOWABLE ASSETS		
Accounts receivable	$	51,053
Property and Equipment, at cost, net of accumulated depreciation of $18,254		71,142
Deposits		5,000
Other assets		3,046
TOTAL	$	130,241

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC. formerly
NETCAP SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2002

	Beginning of Year	Additions	Reductions	End of Year
Note dated July 31, 2001, due August 31, 2002	$40,000	$ --	$40,000	$ 0
Note dated Nov. 20, 2002 Due Dec. 1, 2003	--	40,000	--	40,000
	$40,000	$40,000	$ --	$40,000

See accompanying notes to financial statements

PART II

MARINO CAPITAL PARTNERS, INC. formerly

NETCAP VENTURES, INC.

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Marino Capital Partners, Inc. formerly
NetCap Ventures, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Marino Capital Partners, Inc. formerly NetCap Ventures, Inc. (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 10, 2003